October 30, 2019

Joseph Ciaffoni
President and Chief Executive Officer
Collegium Pharmaceutical, Inc.
100 Technology Center Drive
Stoughton, MA 02072

       Re: Collegium Pharmaceutical, Inc.
           Registration Statement on Form S-3
           Filed October 25, 2019
           File No. 333-234329

Dear Mr. Ciaffoni:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences